United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES 2009 EXPLORATION PROGRAM ON

100%-OWNED PROPERTIES

SPOKANE, WA––May 7, 2009–– Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce its 2009 exploration program on its 100%-owned Celestina and Martes 13 exploration projects in the Santa Cruz province of Argentina. Drilling is scheduled to start in the second week of May at the Celestina project and geophysical surveys were recently completed to further identify drill targets at the Martes 13 project.

Since commencing exploration in Argentina in the 1990s Minera Andes has had a successful track record with two discoveries to its credit, the now-producing San José mine (a joint venture between the Corporation and Hochschild Mining plc in which the Corporation has a 49% interest) in the San Cruz Province and the Los Azules porphyry copper project in the San Juan Province, Argentina. As a result, Minera Andes has extensive expertise and knowledge in the exploration for minerals in the Santa Cruz province of Argentina, in particular, an important emerging gold/silver producing province with four producing epithermal vein mines, three of which have been developed in the last ten years.

Celestina project

A 1,500 meter core drilling program is about to commence on the Celestina project.  The Celestina project is located 40 kilometers southwest of AngloGold Ashanti’s producing Cerro Vanguardia mine in the Santa Cruz Province, Argentina.  Drilling at Celestina will explore an area with 10 epithermal veins currently identified that outcrop in an area of 2.0 x 2.5 kilometers.  Surface geology, rock chip sampling, a ground magnetic survey, and gradient array IP/Resistivity were used to plan the individual drill holes.

Martes 13 project

The Martes 13 project is located northwest of the Cerro Vanguardia mine in the northeastern portion of Santa Cruz Province, Argentina. Recently completed geophysical surveys completed by Quantec Geoscience Argentina SA, on behalf of Minera Andes, included 44 line-kilometers of gradient array IP/resistivity and 86 line-kilometers of ground magnetic survey.  A 1,500 to 2,000 meter diamond drilling program is planned for later this year and will be based on targets defined from the recent surface geologic mapping, rock chip geochemistry, and geophysics.

In addition to the Celestina and Martes 13 Projects, Minera Andes has several other prospects in the Santa Cruz province including the Telken prospect, located west of and contiguous to Andean Resources Eureka high-grade gold/silver discovery. Exploration is also planned for these areas.

Information of a scientific or technical nature in this news release was prepared under the supervision of Allen V. Ambrose, President of Minera Andes, a “qualified person” under National Instrument 43-101 – “Standards of Disclosure for Mineral Projects”.

Minera Andes is a gold, silver and copper exploration company focused in Argentina. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina, including the properties comprising the San José silver/gold mine (a joint venture between the Corporation and Hochschild Mining plc in which the Corporation has a 49% interest).  Minera Andes is also exploring the Los Azules copper project in San Juan province, Argentina in respect of which a preliminary assessment has been completed and a technical report filed.  Other exploration properties, primarily silver and gold southern Argentina, are being evaluated. The Corporation presently has 230,538,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, CEO, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include expected mineralization at the Corporation’s Celestina and Martes 13 exploration projects.  In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, the speculative nature of mineral exploration.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chief Executive Officer

Dated:  May 19, 2009